UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HERITAGE COMMERCE CORP

(Name of Issuer)

COMMON STOCK (NO PAR VALUE)

(Title of Class of Securities)

426927109

(CUSIP Number)

Concerned Shareholders Committee of Heritage Commerce Corp

3353 De La Cruz Blvd.

Santa Clara, CA  95054

Attn: Tracey Enfantino

(408) 980-1711

With copy to:

Gordon Bava, Esq.

Manatt, Phelps & Phillips, LLP

11355 West Olympic Blvd.

Los Angeles, CA  90064-1614

(310) 312-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

(Page 1 of 29)

CUSIP No. 426927109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Arthur C. Carmichael, Jr. IRS Identification No. Of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 78,865 (0.69%)

	8.	Shared Voting Power 1,428 (0.01%)

	9.	Sole Dispositive Power 78,865 (0.69%)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 80,293

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.70%

14.	Type of Reporting Person (See Instructions) IN

(Page 2 of 29)

CUSIP No. 426927109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James L. D’Amico IRS Identification No. Of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 106,700 (0.93%)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 106,700 (0.93%)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 106,700

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.93%

14.	Type of Reporting Person (See Instructions) IN

(Page 3 of 29)

CUSIP No. 426927109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tracey Enfantino IRS Identification No. Of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,850 (0.11%)

	8.	Shared Voting Power 26,895 (0.24%)

	9.	Sole Dispositive Power 12,850 (0.11%)

	10.	Shared Dispositive Power 26,895 (0.24%)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,745

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.35%

14.	Type of Reporting Person (See Instructions) IN

(Page 4 of 29)

CUSIP No. 426927109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Robert W. Peters IRS Identification No. Of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 226,286 (1.97%)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 226,286 (1.97%)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 226,286

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.97%

14.	Type of Reporting Person (See Instructions) IN

(Page 5 of 29)

CUSIP No. 426927109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William Del Biaggio III IRS Identification No. Of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 136,294 (1.19%)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 136,294 (1.19%)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 136,294

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 1.19%

14.	Type of Reporting Person (See Instructions) IN

(Page 6 of 29)

CUSIP No. 426927109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary L. Thornhill IRS Identification No. Of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,286 (0.04%)

	8.	Shared Voting Power 2,852 (0.02%)

	9.	Sole Dispositive Power 4,286 (0.04%)

	10.	Shared Dispositive Power 2,852 (0.02%)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,138

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.06%

14.	Type of Reporting Person (See Instructions) IN

(Page 7 of 29)

CUSIP No. 426927109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ranson W. Webster IRS Identification No. Of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 430,000 (3.74%)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 430,000 (3.74%)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 430,000 (3.74%)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.74%

14.	Type of Reporting Person (See Instructions) IN

(Page 8 of 29)

CUSIP No. 426927109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William D. Dallas IRS Identification No. Of Above Person (Entities Only)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,000 (0.35%)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 40,000 (0.35%)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 40,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 0.35%

14.	Type of Reporting Person (See Instructions) IN

(Page 9 of 29)

This Amendment No. 1 ("Amendment No .1") amends the Schedule 13D (the "Original 13D")  filed with the Securities and Exchange Commission ("SEC") on April 23, 2004. This Amendment No. 1 amends and supplements the Original 13D.  Information in the Original 13D remains in full force and effect except to the extent that it is superceded by the information in this Amendment No. 1 Capitalizes terms used but not defined in this Amendment No. 1 Shall have the meanings ascribed to such terms in the Original 13D.

(Page 10 of 29)

(Page 11 of 29)

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

According to Heritage’s Proxy Statement for its 2004 Annual Meeting of Shareholders, filed with the Securities and Exchange Commission on April 7, 2004, there were 11,495,008 shares of common stock issued and outstanding as of April 1, 2004.  Except as provided in the preceding sentence, the information contained in this Item 5 is as of April 5, 2004.

Arthur C. Carmichael, Jr.
(a)	Number of shares beneficially owned: 80,293 (0.70%% of the Common Stock).
(b)	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 78,865
(ii) Shared power to vote or direct the vote: 1,428
(iii) Sole power to dispose or to direct the disposition of: 78,865
(iv) Shared power to dispose or to direct the disposition of: 0
Of the shares beneficially owned by Arthur Carmichael as of April 5, 2004:

•       he had sole voting and dispositive authority over (i) 66,369 shares which he personally owned, (ii) 9,900 shares that may be acquired upon the exercise of currently exercisable stock options owned by Mr. Carmichael and (iii) 2,596 shares held by Mr. Carmichael for the benefit of his children

•       he shared voting authority with Margaret Frasse over 714 shares held for the benefit of Margaret Frasse in care of Arthur C. Carmichael, Jr. (see Schedule I for information relating to Margaret Frasse)

•       he shared voting authority with Ann Frasse Stowe over 714 shares held for the benefit of Ann Frasse Stowe in care of Arthur C. Carmichael, Jr. (see Schedule II for information relating to Ann Frasse Stowe)

(c)

In March, 2004, Mr. Carmichael exercised options for 14,292 shares of Common Stock at an exercise price of $3.50 per share and options for 4,950 shares of Common Stock at an exercise price of $5.25 per share. Except for the transaction described in the preceding sentence, Arthur C. Carmichael, Jr. has not engaged in any transactions in the Common Stock during the past 60 days.

(d)

Other than as described above in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by Arthur C. Carmichael, Jr.

(e)	Not applicable

(Page 12 of 29)

James L. D’Amico
(a)	Number of shares beneficially owned: 106,700 (0.93% of the Common Stock).
(b)	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 106,7000
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 106,700
(iv) Shared power to dispose or to direct the disposition of: 0
Of the shares beneficially owned by James L. D’Amico as of April 5, 2004:

•       he had sole voting and dispositive authority over (i) 8,000 shares which he personally owned in a Roth IRA and (ii) 98,700 shares held by the D’Amico Tire Service Company, Inc. Profit Sharing Plan, of which Mr. D’Amico was the sole trustee

(c)	James D’Amico has not engaged in any transactions in the Common Stock during the past 60 days.
(d)

Other than as described above in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by James L. D’Amico.

(e)	Not applicable
Tracey Enfantino
(a)	Number of shares beneficially owned: 39,745 (0.35% of the Common Stock).
(b)	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 12,850
(ii) Shared power to vote or direct the vote: 26,895
(iii) Sole power to dispose or to direct the disposition of: 12,850
(iv) Shared power to dispose or to direct the disposition of: 26,895
Of the shares beneficially owned by Tracey Enfantino as of April 5, 2004:
• she had sole voting and dispositive authority over 12,850 shares that may be acquired upon the exercise of currently exercisable stock options owned by Ms. Enfantino

(Page 13 of 29)

• she shared voting and dispositive authority with her husband, Eugene Enfantino, over 25,469 shares owned as joint tenants (see Schedule III for information relating to Eugene Enfantino)

•       she shared voting and dispositive authority, as a trustee, over 25,469 shares held by the Environmental Systems, Inc. Profit Sharing Plan (see Schedule IV for information relating to the other trustees of the Environmental Systems, Inc. Profit Sharing Plan with whom Ms. Enfantino shares voting and dispositive authority)

(c)

The date of exercise, the number of shares received and the exercise price for all options exercised by Ms. Enfantino during the past 60 days is set forth on Exhibit B and incorporated herein by reference.  The trading date, number of shares sold and the price per share for all shares sold by Ms. Enfantino during the past 60 days is set forth on Exhibit B. All sales were effected in broker transactions.  Other than as set forth on Exhibit B, Ms. Enfantino has not engaged in any transactions in the Common Stock during the past 60 days.

(d)

Other than as described above in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by Tracey Enfantino.

(e)	Not applicable
Robert W. Peters
(a)	Number of shares beneficially owned: 226,286 (1.97% of the Common Stock).
(b)	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 226,286
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 226,286
Of the shares beneficially owned by Robert W. Peters as of April 5, 2004:

•       he shared voting and dispositive authority, as a trustee, over 226,286 shares held by the Robert W. & Carolyn H. Peters 1992 (revocable) Trust UTA 1/10/92 (see Schedule V for information relating to the other trustee of the Trust with whom Mr. Peters shares voting and dispositive authority)

(c)	Robert W. Peters has not engaged in any transactions in the Common Stock during the past 60 days.
(d)

Other than as described above in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by Robert W. Peters.

(Page 14 of 29)

(e)	Not applicable
William Del Biaggio III
(a)	Number of shares beneficially owned: 136,294 (1.19% of the Common Stock).
(b)	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 136,294
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 136,294
(iv) Shared power to dispose or to direct the disposition of: 0
Of the shares beneficially owned by William Del Biaggio III as of April 5, 2004:

•       he had sole voting and dispositive authority over (i) 5,429 shares which he personally owned in an IRA and (ii) 130,865 held by BDB Management, LCC, of which Mr. Del Biaggio III was the managing member

(c)

The trading date, number of shares purchased, and the price per share for all shares purchased during the past 60 days by Mr. Del Biaggio III is set forth in Exhibit B and incorporated herein by reference.  All trades were effected in broker transactions.   Other than as set forth on Exhibit B, Mr. Del Biaggio III has not engaged in any transactions in the Common Stock during the past 60 days.

(d)

Other than as described above in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by William Del Biaggio III.

(e)	Not applicable
Gary L. Thornhill
(a)	Number of shares beneficially owned: 7,138 (0.06% of the Common Stock).
(b)	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 4,286
(ii) Shared power to vote or direct the vote: 2,852
(iii) Sole power to dispose or to direct the disposition of: 4,286
(iv) Shared power to dispose or to direct the disposition of: 2,852
Of the shares beneficially owned by Gary Thornhill as of April 5, 2004:

(Page 15 of 29)

• as general partner of the Gama Family Limited Partnership, he had sole voting and dispositive authority over 4,286 shares held by the Gama Family Limited Partnership

•       he shared voting and dispositive authority with his wife, Mary L. Thornbill  (see Schedule VI for information relating to Mary L. Thornbill), over 2,852 shares they held as custodians for their children

(c)	Gary L. Thornhill has not engaged in any transactions in the Common Stock during the past 60 days.
(d)

Other than as described above in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by Gary L. Thornhill.

(e)	Not applicable
Ranson W. Webster
(a)	Number of shares beneficially owned: 430,000 (3.74% of the Common Stock).
(b)	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 430,000
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 430,000
Of the shares beneficially owned by Ranson W. Webster as of April 5, 2004:
• he shared voting and dispositive authority with his wife, Norma Webster, over 430,000 shares owned as joint tenants (see Schedule VII for information relating to Norma Webster)
(c)	Mr. Webster has not engaged in any transactions in the Common Stock during the past 60 days.
(d)

Other than as described above in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by Ranson W. Webster.

(e)	Not applicable
William D. Dallas
(a)	Number of shares beneficially owned: 40,000 (0.35% of the Common Stock).

(Page 16 of 29)

(b)	Number of shares as to which such person has:
(i) Sole power to vote or direct the vote: 40,000
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 40,000
(iv) Shared power to dispose or to direct the disposition of: 0
Of the shares beneficially owned by William D. Dallas as of April 5, 2004:
• he had sole voting and dispositive authority over 40,000 shares which he personally owned
(c)	Mr. Dallas has not engaged in any transactions in the Common Stock during the past 60 days.
(d)

Other than as described above in this Item 5, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the Common Stock beneficially owned by William D. Dallas.

(e)	Not applicable
Item 7.	Material to Be Filed as Exhibits
Item 7 is hereby amended and restated as follows:
Exhibit A Joint Filing Statement
Exhibit B Schedule of Transactions for Tracey Enfantino in the Shares of Heritage
Exhibit C Schedule of Transactions for BDB Management, LLC (William Del Biaggio III) in the Shares of Heritage

(Page 17 of 29)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: May 3, 2004
/s/ Arthur C. Carmichael, Jr.
Arthur C. Carmichael, Jr.

/s/ James L. D’Amico
James L. D’Amico

/s/ Tracey Enfantino
Tracey Enfantino

/s/ Robert W. Peters
Robert W. Peters

/s/ William Del Biaggio III
William Del Biaggio III

/s/ Gary L. Thornhill
Gary L. Thornhill

/s/ Ranson W. Webster
Ranson W. Webster

/s/ William D. Dallas
William D. Dallas

(Page 18 of 29)

EXHIBIT INDEX

Exhibit A                Joint Filing Statement

Exhibit B                Schedule of Transactions for Tracey Enfantino in the Shares of Heritage

Exhibit C                Schedule of Transactions for BDB Management, LLC (William Del Biaggio III) in the Shares of Heritage

(Page 19 of 29)

Exhibit A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

DATE: May 3, 2004

/s/ Arthur C. Carmichael, Jr
Arthur C. Carmichael, Jr

/s/ James L. D’Amico
James L. D’Amico

/s/ Tracey Enfantino
Tracey Enfantino

/s/ Robert W. Peters
Robert W. Peters

/s/ William Del Biaggio III
William Del Biaggio III

/s/ Gary L. Thornhill
Gary L. Thornhill

/s/ Ranson W. Webster
Ranson W. Webster

/s/ William D. Dallas
William D. Dallas

(Page 20 of 29)

Exhibit B

Schedule of Transactions for Tracey Enfantino in the Shares of Heritage

Option Exercises

Date of Exercise	Number of Shares Received	Exercise Price

2/20/2004	2,292	$3.50
3/24/2004	2,000	$5.25

Sales of Heritage Common Stock

Date of Transaction	Number of Shares Sold	Price Per Share	Total Amount

2/20/2004	2,292	$12.80	$29,337.60
3/24/2004	2,000	$12.35	$24,700.00

Total	4,292		$54,037.60

(Page 21 of 29)

Exhibit C

Schedule of Transactions for BDB Management, LLC (William Del Biaggio III) in the Shares of Heritage

Purchases of Heritage Common Stock

Date of Transaction	Number of Shares Purchased	Price Per Share	Total Amount

1/28/2004	5,000	$12.92	$64,607.95
2/17/2004	10,000	$13.05	$130,547.95
2/19/2004	7,500	$13.04	$97,785.45
2/20/2003	10,000	$13.03	$130,297.95
2/23/2004	800	$12.85	$10,287.95
2/25/2004	3,000	$13.05	$39,165.90
2/26/2004	7,000	$13.01	$91,099.90
3/01/2004	865	$12.89	$11,257.80
3/23/2004	10,000	$12.63	$126,332.95
3/24/2004	5,000	$12.64	$63,207.95
3/26/2004	5,000	$12.93	$64,657,95

Total	64,165		$829,249.70

(Page 22 of 29)

Schedule I

Identity and Background Information for Margaret Frasse

Ms. Frasse’s principal occupation is a real estate broker for Windermere Realty.  The principal business address for Windermere Realty is 314 West McGraw Street, Seattle, Washington 98119.

During the last five years, Ms. Frasse has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Ms. Frasse has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or state securities laws was issued or a finding of any violations with respect to such laws was made.

Mrs. Frasse is a citizen of the United States of America.

(Page 23 of 29)

Schedule II

Identity and Background Information for Ann Frasse Stowe

Mrs. Stowe is retired.

During the last five years, Mrs. Stowe has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mrs. Stowe has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or state securities laws was issued or a finding of any violations with respect to such laws was made.

Mrs. Stowe is a citizen of the United States of America.

(Page 24 of 29)

Schedule III

Identity and Background Information for Eugene Enfantino

Mr. Enfantino is Chief Financial Officer of Environmental Systems, Inc.  The principal business address for Environmental Systems, Inc. is 3353 De La Cruz Blvd, Santa Clara, California 95054

During the last five years, Mr. Enfantino has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mr. Enfantino has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or state securities laws was issued or a finding of any violations with respect to such laws was made.

Mr. Enfantino is a citizen of the United States of America.

(Page 25 of 29)

Schedule IV

Trustees of the Environmental Systems, Inc. Profit Sharing Plan

Trustee	Principal Occupation or Employment	Name and Address of Employer

Tracey Enfantino	See Item 2	See item 2

Eugene Enfantino	See Schedule III	See Schedule III

Vincent Enfantino	President, Environmental Systems, Inc.	3353 De La Cruz Blvd, Santa Clara, California 95054

During the last five years, none of the persons named in this Schedule has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the persons named in this Schedule has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or state securities laws was issued or a finding of any violations with respect to such laws was made.

The persons referred to in this Schedule are all citizens of the United States of America.

(Page 26 of 29)

Schedule V

Trustees of the Robert W. & Carolyn H. Peters 1992 (revocable) Trust UTA 1/10/92

Trustee	Principal Occupation or Employment	Name and Address of Employer

Robert W. Peters	See Item 2	See Item 2

Carolyn H. Peters	Retired	N/A

During the last five years, none of the persons named in this Schedule has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the persons named in this Schedule has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or state securities laws was issued or a finding of any violations with respect to such laws was made.

The persons referred to in this Schedule are all citizens of the United States of America.

(Page 27 of 29)

Schedule VI

Identity and Background Information for Mary L. Thornbill

Mrs. Thornbill is a homemaker.

During the last five years, Mrs. Thornbill has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Thornbill has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or state securities laws was issued or a finding of any violations with respect to such laws was made.

Mrs. Thornbill is a citizen of the United States of America.

(Page 28 of 29)

Schedule VII

Identity and Background Information for Norma Webster

Mrs. Webster is retired.

During the last five years, Mrs. Webster has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Mrs. Webster has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, prohibiting or mandating activities subject to, Federal or state securities laws was issued or a finding of any violations with respect to such laws was made.

Mrs. Webster is a citizen of the United States of America.

(Page 29 of 29)